ASX ANNOUNCEMENT (ASX: NVX)

EXHIBIT 99.1

NOVONIX Selected to Receive up to $5 Million in Non-Dilutive Funding from Natural Resources Canada

Halifax, NS (Canada), August 19, 2025 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”) advises that it has been selected to receive up to CAD $5 million in non-dilutive funding from Natural Resources Canada under the Energy Innovation Program’s Battery Industry Acceleration call for proposals to support the continued development and scale-up of NOVONIX’s patented all-dry, zero-waste cathode active material (“CAM”) synthesis process at its pilot facility in Nova Scotia, Canada. This proprietary process eliminates the use of water and harmful solvents, increases production efficiency, and reduces energy consumption and greenhouse gas emissions compared to conventional wet processes.

The four-year project will focus on:

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Commercialization of the CAM synthesis technology
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Optimization of CAM chemistry
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Operational scale-up
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Characterization of materials using alternative critical mineral feedstocks
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Full-scale pouch cell testing to benchmark performance

This investment marks a key milestone in NOVONIX’s strategy to advance sustainable battery materials and technologies. The Battery Industry Accelerator program is part of Canada’s broader strategy to bolster domestic battery manufacturing capabilities, create high-quality jobs, and support companies developing breakthrough clean technologies.

In June 2024, NOVONIX was granted a patent (JP7504195) in Japan for its foundational all-dry CAM synthesis technology. In August 2025, the patent (US12,378,132B2) was granted in the United States.

This announcement has been authorized for release by NOVONIX Chairman, Mr. Ron Edmonds.

About NOVONIX
NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite material manufacturing

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operations, and has developed a patented all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

Forward-Looking Statements
This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding our cathode synthesis process and developing cathode active materials with improved performance at a lower cost. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the successful development and commercialization of our cathode synthesis technology and cathode active materials, the commercial success of our technology, our ability to scale our production facility and to obtain funding to finance our growth and operations, the accuracy of our estimates regarding market size, costs and expenses, future revenue, capital requirements and needs for additional financing, how discussions progress with potential customers, and regulatory developments in the United States, Australia and other jurisdictions. These and other factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company's Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this

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communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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